EXHIBIT 99.1

Statoil ASA: Recommendation from Statoil's nomination committee

The nomination committee in Statoil (OSE:STL, NYSE:STO) recommends that the company's corporate assembly elects Jon Erik Reinhardsen as new chair of the board of directors.

Furthermore, the nomination committee recommends a re-election of Roy Franklin as deputy chair and Wenche Agerup, Bjørn Tore Godal, Rebekka Glasser Herlofsen, Maria Johanna Oudeman and Jeroen van der Veer as members of the board of directors.

Chair of the board Øystein Løseth has informed the nomination committee that he does not wish to stand for re-election in 2017. Løseth has been a member of Statoil's board of directors since 2014 and chair since 2015. Løseth wants to return to a career seeking more operational positions that would be difficult to combine with remaining as chair of the Statoil board. Løseth will leave the board of directors effective as of 1 July 2017. On this basis, a new chair of the board of directors is hereby nominated.

The nomination committee is unanimously recommending the election of Jon Erik Reinhardsen as new chair of the board of directors of Statoil. Reinhardsen has been the Chief Executive Officer of Petroleum Geo-Services (PGS) since 2008. PGS delivers global geophysical- and reservoir services. The company has its headquarters in Oslo and offices in 17 countries with approximately 1,800 employees.

"When Øystein Løseth informed that he would not stand for reelection, the nomination committee initiated a broad search for the best available candidate. The choice of Jon Erik Reinhardsen is based on his deep industrial and global experience, paired with broad background from management of large organisations, including as CEO of a truly global company. The nomination committee is very satisfied that Reinhardsen has confirmed willingness to take on such a demanding and important role as chair of the board of Statoil," says Tone Lunde Bakker, chair of the nomination committee.

In the period 2005 - 2008 Reinhardsen was President Growth, Primary Products in the international aluminium company Alcoa Inc. with headquarters in the US, and he was in this period based in New York.

From 1983 to 2005, Reinhardsen held various positions in the Aker Kværner group, including Group Executive Vice President of Aker Kværner ASA, Deputy Chief Executive Officer and Executive Vice President of Aker Kværner Oil & Gas AS in Houston and Executive Vice President in Aker Maritime ASA.

Reinhardsen has a Master's Degree in Applied Mathematics and Geophysics from the University of Bergen. He has also attended the International Executive Program at the Institute for Management Development (IMD) in Lausanne, Switzerland.

Reinhardsen is a member of the board of directors of Oceaneering International, Inc. (since 2016), Borregaard ASA (since 2016), Telenor ASA (since 2014) and Awilhelmsen AS (since 2010). He has previously been a member of the board of directors of Cameron International Corporation (2009-2016), Höegh Autoliners Holdings AS and Höegh LNG Holdings Ltd (2006-2014).

Reinhardsen will leave his position in PGS as of 31 August 2017, and is proposed as new chair of the Statoil board from 1 September 2017. The nomination committee proposes deputy chair of the board Roy Franklin as acting chair of the board in the period from 1 July up until and including 31 August.

The election to Statoil's board of directors takes place in the company's corporate assembly meeting Tuesday 6 June 2017. It is proposed that the election of Reinhardsen enters into effect from 1 September 2017, and the re-election of Roy Franklin, Wenche Agerup, Bjørn Tore Godal, Rebekka Glasser Herlofsen, Maria Johanna Oudeman and Jeroen van der Veer from 1 July 2017, effective until the ordinary election of shareholder-elected members to the board of directors in 2018.

Contacts:

  Tone Lunde Bakker, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.